VIKING ENERGY GROUP, INC.

15915 Katy Freeway, Suite 450

Houston, TX 77094

Tel (281) – 404-4387

December 14, 2018

Attn: John Hodgin; Mark Wojciechowski & Lily Dang

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, DC 20549

Re:	Viking Energy Group, Inc.
Form 10-K filed April 17, 2018 Form 10-K/A filed April 25, 2018 File No. 000-29219

Ladies and Gentlemen:

Viking Energy Group, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 14, 2018, relating to the above-referenced filings.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	Your filing does not appear to include all of the disclosures required by Subpart 229.1200 of Regulation S-K, which is applicable to companies that are engaged in oil and gas producing activities, pursuant to Item 2 of Form 10-K and Instruction 4 to Item 102 of Regulation S-K.

Refer to the disclosure requirements identified below and revise your filing accordingly:

•	Item 1202 of Regulation S-K regarding the disclosure of reserves,
•	Item 1203 of Regulation S-K regarding the disclosure of proved undeveloped reserves,
•	Item 1204 of Regulation S-K regarding the disclosure of oil and gas production, production prices and production costs,
•	Item 1205 of Regulation S-K regarding the disclosure of drilling and other exploratory and development activities,
•	Item 1206 of Regulation S-K regarding the disclosure of present activities,
•	Item 1207 of Regulation S-K regarding the disclosure of delivery commitment, and
•	Item 1208 of Regulation S-K regarding the disclosure of oil and gas properties, wells, operations and acreage.

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Response: We note the Staff’s comments relative to the disclosure requirements contained in Subpart 229.1200 of Regulation S-K, and any additional disclosures we could have made relative to these items. As we are approaching the end of our fiscal year and our next annual report filing, we have updated our disclosure controls to insure all future filings will appropriately address each Item as required.

2.	We note that you report capitalized costs of oil and gas properties of $39.2 million as of December 31, 2017, including $30.3 million ascribed to interests acquired along with Petrodome Energy LLC, which you determined based on an independent valuation.

Please submit the valuation report for review, supplemented as necessary to include descriptions of all key assumptions, explanations for any assumptions representing a change from the historical performance of status of the properties, and support for the associated change in proved reserves and the standardized measure of discounted future net cash flows depicted on pages F-28 and F-29.

Also submit a reconciliation between the valuation amount and the adjustments reported “Proved developed producing oil and gas properties” and “Undeveloped and non-producing oil and gas properties” on page F-17.

Response: We have mailed directly to you, and as a supplement to this filing, the independent valuation report referenced above, as well as an independent engineer reserve report (which we believe is SEC-compliant) of the reserves and economic forecasts attributable to Petrodome Energy, LLC. Both of these reports refer exclusively to valuations of Petrodome Energy, LLC, both at acquisition date, and at year end, and include key assumptions in deriving the results presented.

The changes in proved reserves and the standardized measure of discounted future net cash flows depicted on pages F-28 and F-29 of our financial statements and notes are not inconsistent with the information included within these reports. The information reported on these pages include investments in oil and gas within other subsidiaries of the Company, and not just within Petrodome Energy. The total proved reserves in the United States at December 31, 2017, of 5,607,346 BOE includes 4,082,748 BOE from Petrodome Energy, with the balance of 1,524,598 BOE coming from the reserves in our Mid-Con Petroleum, Mid-Con Drilling, and Mid-Con Development subsidiaries.

Additionally, the summary of oil and gas activities by classification reported on page F-17 of our financial statements and notes, reflecting amounts pertaining to “Proved developed producing oil and gas properties” and “Undeveloped and non-producing oil and gas properties” include investments in oil and gas within other subsidiaries of the Company, and not just within Petrodome Energy.

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The summary of oil and gas properties by classification for the United States, presented on page F-17 of our financial statements and notes include the valuation amount at the date of acquisition for Petrodome Energy exactly as reported on the independent valuation report in the amount of $30,257,265 ($30.3 million). The amount of capitalized costs referred to in your comment of $39.2 million represents the capitalized costs of all oil and gas properties across all of the subsidiaries of the Company, in both Canada and the United States. The amount of capitalized costs pertaining to Petrodome Energy alone, at December 31, 2017, include $6.9 million of proved developed producing properties and $24.8 million of undeveloped and non-producing properties, for a total investment of $31.7 million. This amount includes the $30.3 million from the acquisition value and subsequent investments. The balance of capitalized costs at December 31, 2017, from the Company’s three Mid-Con subsidiaries in the United States total an additional $5.6 million in proved developed properties and $2.1 million of undeveloped and non-producing properties. The adjustments column represents any and all increases and decreases in the value of the capitalized cost of the properties. The allocation between proved developed producing and undeveloped and non-producing is based on the relationship of each to the total as reported in the independent engineer reserve reports at year end. Depletion is accounted for on a separate line.

3.	Given your disclosures on pages 5, 18, and F-6, and the audit report indicating there is substantial doubt about your ability to continue as a going concern, tell us how you have complied with Rule 4-10(a)(26) and (31) of Regulation S-X, particularly as these relate to having adopted a development plan that indicates the proved undeveloped reserves will be developed within five years of initial disclosure, and having a reasonable expectation of obtaining all permits and financing required to implement the project.

Response: On December 22, 2017, the Company borrowed $8,510,638 to accomplish the acquisition of Petrodome Energy, LLC. The term loan agreement with the lender provided for a total credit facility of $30,000,000, committed exclusively to the five-year development program for the proved undeveloped reserves. As of December 31, 2017, $5.2 million of the initial draw on the loan was held as restricted funds for the Company’s development program. The balance of the $30,000,000 credit facility, or an additional $21.5 million, was fully available to support the statement that the proved undeveloped reserves would be developed within five years of initial disclosure.

The going concern reference was appropriate at the time due to the matters referenced in the disclosure. The working capital deficit, and the accumulated losses of the Company, however, had no impact on the ability of the Company to fund the five-year development plan, as provided through the credit facility in place specifically for that matter.

4.	The future net cash flows relating to the proved oil and gas reserves disclosed for your properties in Canada appear to be negative as of December 31, 2016. Tell us how you considered the definitions of economically producible, proved reserves, and reserves in Rules 4-10(a)(10), (a)(22) and (a)(26) of Regulation S-X in reporting the associated volumes as of that date as proved reserves.

Response: The reason future net cash flows relating to the proved oil and gas reserves disclosed for our properties in Canada being negative was the inclusion of the Asset Retirement Cost being included in the calculation.

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5.	Expand your disclosure of proved reserves, proved developed reserves and proved undeveloped reserves by geographic area to separately present the net quantities for each product, e.g. natural gas, crude oil/condensate, and if significant, natural gas liquids, as of the beginning and end of each fiscal year covered by the report, to comply with FASB ASC 932-235-50-4.

Response: We note the Staff’s comments relative to the disclosure requirements required to comply with FASB ASC 932-235-50-4, and the disclosure of proved reserves, proved developed reserves and proved undeveloped reserves by geographic areas to separately present the net quantities for each, and any additional disclosures we could have made relative to these issues. As we are approaching the end of our fiscal year and our next annual report filing, we have updated our disclosure controls to ensure that all future filings will appropriately address each item of disclosure as required.

6.	Expand your disclosure to include reconciliations of the beginning and ending net quantities of your proved reserves for each fiscal year covered by your report to show the extent to which changes are attributable to each category or type of change outlined in FASB ASC 932-235-50-5. You may refer to Example 1 of FASB ASC 932-235-55-2 for an illustration of this disclosure requirement

Response: We note the Staff’s comments relative to a reconciliation of the beginning and ending net quantities of proved reserves for each fiscal year covered by our report to show the extent to which changes are attributable to each category or type of change outlined in FASB ASC 932-235-50-5 as illustrated in the example referred to above. To the extent we have not satisfied the detailed reporting of the components of change as requested, as we are approaching the end of our fiscal year and our next annual report filing, we have updated our disclosure controls to specifically address these items, and will incorporate these details in all future filings as required.

7.	Expand your disclosure to include explanations for any significant changes depicted in the reconciliations of proved reserves to comply with FASB ASC 932-235-50-5. To the extent that such changes resulted from two or more unrelated factors, separately identify and quantify the change attributable to each individual factor so that the change in total net proved reserves is fully explained.

For example, the explanation relating to revisions in previous estimates of proved reserves should indicate the extent to which significant changes are associated with changes in commodity prices and separately due to well performance.

Response: We note the Staff’s comments relative to our disclosures including explanations for any significant changes depicted in the reconciliations of proved reserves to comply with FASB ASC 932-235-50-5. We have reviewed the pronouncements and to the extent we have not satisfied enough detailed explanation of these changes, and as we are approaching the end of our fiscal year and our next annual report filing, we have updated our disclosure controls to insure complete compliance with these reporting requirements for all future filings.

Thank you for your assistance and review.

Sincerely,

Viking Energy Group, Inc.

/s/ Frank W. Barker, Jr.

Frank W. Barker, Jr.

Chief Financial Officer

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